EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
($ in millions)

	Three Months Ended February
	2004		2003
Net earnings	$1,293		$662
Add:
Provision for taxes	636		356
Portion of rents representative of an interest factor	31		30
Interest expense on all indebtedness	1,873		1,907

Earnings, as adjusted	$3,833		$2,955

Fixed charges (1):
Portion of rents representative of an interest factor	$31		$30
Interest expense on all indebtedness	1,877		1,910

Fixed charges	$1,908		$1,940

Ratio of earnings to fixed charges	2.01	x	1.52	x

(1)	Fixed charges includes capitalized interest and the interest factor of capitalized rent.